September 10, 2004


Paul B. Gridley
U.S. Shipping Partners L.P.
399 Thornhall Street, 8th Floor
Edison, New Jersey 08837

Re:  	U.S. Shipping Partners L.P.
Registration Statement on Form S-1
File No. 333-118141 filed August 12, 2004

Dear Mr. Gridley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Supplementally advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.
2. Furthermore, please provide any other disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance.

Cover Page
3. In the first paragraph, please briefly disclose the limitations on your ability to pay the distributions of available cash to common unit holders. For example, it appears you are required to establish cash reserves and pay fees and expenses, including payments to your general partner, before you will have sufficient cash from operations to pay the distributions to the unit holders.
4. Please remove the identification of "Joint Book-Running Managers" and "Co-Lead Manager" on the prospectus cover page. This information is not required under Item 501 of Regulation S-K and is not material to an investment decision.
5. Please confirm that you will include an estimate of the range of the maximum offering price and the maximum number of common units to be sold in any preliminary prospectus you circulate. See Instruction
1. (A) to paragraph 501(b)(3).

Inside Front Cover
6. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.
7. Please move the dealer prospectus delivery requirement to appear on the back cover page. Refer to Item 502(b) of Regulation S-K.
8. Please move the Industry Data and other unnecessary information to appear after the summary and risk factors sections, or incorporate it within the summary.

Prospectus Summary
U.S. Shipping Partners, L.P., page 1
9. Please provide more information about the background of the company, such as in what year it began operating, how successful the company is as compared to other competitors in the domestic long-haul marine transportation industry for petroleum products, and some indication as to the financial performance of the company in recent periods.

Use of Proceeds, page 8
10. Please specify the purpose for the payment of $3.6 million to United States Shipping Master LLC. Revise the Use of Proceeds section accordingly.

Cash Distributions, page 8
11. It appears that you will make payments to the general partner as part of your routine fees and expenses, before you make any distributions to the unit holders. Please clarify and revise to disclose what percentage of the fees, or what amount, you pay to the general partner before making any distributions, of which the general partner will get an additional two percent.

Non-GAAP Financial Measures, page 15
12. Although we note that you principally use net voyage revenue, rather than voyage revenue, when comparing performance in different periods, it appears that your presentation of net voyage revenue may not comply with FR-65. In this regard, Item 10 of Regulation S-K prohibits the adjustment of a performance measure for an item that is reasonably likely to recur within two years. Since you have incurred voyage expenses in every period, it appears they are likely to recur in the future. Also, based on your disclosure on page 68, it appears that net utilization and time charter equivalents are your two principal measures of performance. Pursuant to FR-65, operating measures are excluded from the definition of non-GAAP measures. Therefore, we suggest you restrict your discussion of net voyage revenue to explaining its use in the calculation of average daily time charter equivalents, without disclosing the aggregate dollar amount of net voyage revenue. If you believe your presentation of the aggregate dollar amount of net voyage revenue is appropriate, supplementally tell us how such presentation complies with FR-65.

Risk Factors, page 17
13. Please include a risk factor that addresses the voting arrangement you refer to on page 130, between United States Shipping Master LLC and Sterling Investment Partners, LP.

Risks Inherent in an Investment in Us, page 28
14. Please include an additional risk factor to address your lack of operating history in the current holding company structure and as a publicly traded company.


Cash Available for Distribution
Estimated Available Cash from Operating Surplus, page 52
15. We note that you state the estimated useful life of the your tugs, ITBs and parcel tankers is different from the estimate of useful life of those vessels for accounting purposes. Please explain supplementally why you employ two different sets of useful lives for the same assets.

Financial Forecast, page 55
16. Based on your Statement of Forecasted Results of Operations and Cash Flows, it appears that a significant portion of your forecasted cash flow is provided by borrowings from your line of credit. Your forecasted cash flow indicates that, without drawing $18,662,000 from your line of credit, you would have insufficient cash to pay quarterly distributions for fiscal 2005. Please advise us as to whether your Partnership Agreement allows you to borrow from your lines of credit to meet the cash requirements for your quarterly distributions. Also, clarify your disclosure to specifically address the potential need to make borrowings in order to pay the minimum quarterly distributions in the future.

Summary of Signficant Accounting Policies and Forecast Assumptions
Note 3:  Significant Forecast Assumptions, page 58

General and Administrative Expenses, page 59
17. We note your assumptions related to general and administrative expenses. Please supplementally explain why your forecast for fiscal 2005 does not include any amounts for bonuses when it appears there will be a Management Incentive Plan (as described on page 123) in place.

Drydocking Expense, page 60

18. We note that actual costs incurred in fiscal 2003 amounted to $12,448,000 related to one parcel tanker, the Chemical Pioneer. We also note that you plan to drydock two ITBs in fiscal 2005. Please briefly describe in the note how you arrived at your estimate for drydock expenses of $12,000,000 for fiscal 2005 in light of the costs incurred related to only the one vessel in fiscal 2003.
Management`s Discussion and Analysis, page 65
19. Although your MD&A provides discussion and analysis of past financial condition and operating analysis, there is little emphasis on your prospective financial condition and operating performance. Please consider revising your MD&A, including your overview section, to discuss prospective matters, with emphasis on any material trends and uncertainties. See Section III.B.3 of FR-72.
20. If you restrict your discussion of net voyage revenue, as suggested by an earlier comment, please revise MD&A accordingly.

Liquidity and Capital Resources, page 75

Contractual Obligations and Contingencies, page 79
21. To increase the transparency of your cash flow, please consider revising the table to include future interest payments for the term loans outstanding or, alternatively, expand your discussion to disclose the amount of future interest payments in the narrative.

Business, page 93
22. Specify your basis for statements such as, that you are "a leading provider of long-haul marine transportation services" on page 93, that your ITBS are "among the largest capacity tank vessels" on page 96, that your "parcel tankers are among the most sophisticated in the industry" on page 96, and that you have "a reputation for high standards" on page 96, among others. Otherwise, recast these statements, here and elsewhere in the prospectus, as your belief.
23. If available, please update the third sentence in the first paragraph with figures from the year 2003, regarding what percentage of refined petroleum products are transported by water. Also if available, specify what percentage of that market that your company captures.
24. Refer to the 4th paragraph on page 93. Revise your disclosure to specify the percentage of income attributable to each of the named companies rather than stating the aggregate capacity usage of a vessel, to the extent you have that information available. Furthermore, to the extent that any customer accounts for 10% or more of your revenues, please identify that customer. Refer generally to
Item 101(c)(1)(vii) of Regulation S-K.

Management, page 116
25. Please revise your disclosure to identify each person who served as a member of the compensation committee (or board committee performing equivalent functions), or otherwise identify each person who participated in discussions concerning executive officer compensation. Please refer to Item 402(j) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page
125
26. Please revise to clearly state the purpose of each of the beneficial ownership tables, and clarify why you have included two tables. It appears that the first table relates to the beneficial ownership of the registrant, and the second table relates to the beneficial ownership of the general partner entity. Please more clearly disclose that.
27. In addition, you indicate several entities as being beneficial owners of common units of the registrant, without disclosing the ultimate ownership of each such entity. The shares attributable to these entities should be disclosed in the total number of shares beneficially owned by persons as defined in Item 403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act of 1934. These persons, however, may disclaim ownership in a footnote, as appropriate. Please revise your disclosure accordingly.

Conflicts of Interest and Fiduciary Duties, page 131
28. Please provide more detail with regard to the conflicts committee. We note your disclosure on page 116. Incorporate that information here, or provide a cross-reference.
29. Please state, if true, that if a conflict were to arise, an independent third party will not evaluate the fairness of the resolution.

Fiduciary Duties, page 134
30. We note your statement that the partnership agreement contemplates various actions "that might otherwise be considered a breach of fiduciary or other duties under applicable state law." Supplementally explain to us what provisions of the partnership agreement you are referring to, why those particular provisions may be inconsistent with state law, and also reconcile the enforceability and validity of these provisions in light of the applicable state law. Please revise your disclosure here and in the summary on page 12, as appropriate. Furthermore, please describe in detail any legal rights and remedies available to unitholders. Refer to Section II.B.2.d. of Release 33-6900.

Underwriting, page 171
31. We note that Citigroup Capital Markets, in its sole discretion, may permit early release of the common units subject to the lock-up agreements. Briefly discuss the factors the underwriter will consider in deciding whether to consent to such early release.

32. Please disclose whether the common units reserved for sale under the directed unit program will be subject to lock-up agreements and if so, briefly describe the lock-up agreements.
33. Please provide us with any materials given to potential purchasers of the reserved common units under the directed unit program.
34. We note that the underwriters have reserved an unspecified percent of the units for sale directly to your directors, officers, employees and designated individuals. Supplementally describe the mechanics of how and when these units are offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. For example, are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Please revise accordingly.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 2 - Pro Forma Adjustments and Assumptions, page F-8
35. We note your disclosure of assumptions for pro forma adjustment
(E) relating to the management fees paid to an affiliate of Sterling Investment Partners. In this regard, please indicate whether the affiliate has agreed to amend the service agreement to provide for its termination.

Financial Statements

General
36. The financial statements should be updated to comply with Rule 3-12 of Regulation S-X. In this regard, please note that, when updated financial statements are filed in an amendment, the staff may require additional time to review the amendment.
37. Provide a currently dated consent from the independent public accountant in the amendment.


Notes to Consolidated Financial Statements

Note 7 - Outstanding Capital, page F-21
38. We note that you issued 3,995,607 Class D units in May in exchange for 3,995,607 Class D units of Shipping and that the holder of the Class D units is an executive of the Company whose employment agreement provides that such shares can be put back to the Company upon the executive`s termination. In this regard, please provide us with the following information:
* Tell us the nature, terms and timing of the put right granted to the executive; and
* Tell us whether the executive will have a put right in the limited partnership`s common units and/or subordinated units. If so, tell us the nature and specific terms of the put right and what, if any, accounting has been considered or taken.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


Direct any questions on the financial statements and related disclosure to Jean Yu at (202) 824-5421, or David Humphrey, at (202) 942-1995. Direct any other questions to Hanna Teshome at (202) 942-2975, or in her absence to me at (202) 942-2936.

								Sincerely,



								Sara W. Dunton
								Special Counsel



cc: via facsimile
Mike Rosenwasser, Esq.
Vinson & Elkins LLP
(917) 206-8100








U.S. Shipping Partners L.P.
September 10, 2004
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